Act: 1933
Form S8
Rule:
Public Availability: 10/15/2014



14008337

CFIT
No Act
PE 9/17/14

October 15, 2014



**Response of the Office of Chief Counsel**
**Division of Corporation Finance**

Re: Rocky Mountain Chocolate Factory, Inc.
Incoming letter dated September 17, 2014

Based on the facts presented, the Division's views are as follows. Capitalized terms have the same meanings as defined in your letter.

- The Merger and Reorganization will constitute a "succession" for purposes of Rule 12g-3(a) under the Exchange Act.

- The Division will not object if HoldingCo, as successor to the Company, does not file new registration statements under the Securities Act for ongoing offerings of securities covered by the Stock-Based Benefit Plan Registration Statements, provided that HoldingCo adopts the Stock-Based Benefit Plan Registration Statements by filing post-effective amendments pursuant to Rule 414 under the Securities Act.

- HoldingCo may take into account the Company's reporting history under the Exchange Act in determining its eligibility to use Form S-3. The Company's reporting history under the Exchange Act may also be used in determining whether HoldingCo "meets the requirements for use of Form S-3" within the meaning of Form S-4 and "satisfies the registrant requirements for use of Form S-3" within the meaning of Form S-8.

- The Company's Exchange Act reporting history may be taken into account when determining HoldingCo's compliance with the current public information requirements of Rule 144(c)(1) under the Securities Act.

- Average weekly reported trading volume in Company Common Stock during the time periods specified by Rule 144(e)(1) under the Securities Act may be taken into account in determining the limitations on the amount of securities that may be sold pursuant to Rule 144(e).

- The actions to be taken by HoldingCo to assume the Stock-Based Benefit Plans do not constitute actions that require the disclosure of information required by Item 10 of Schedule 14A.

- The Division will not object if the Company and HoldingCo omit the financial and other information required by Form S-4 from the Reorganization Proxy Statement/Prospectus to the same extent permitted by Instruction 4 to Item 14 of Schedule 14A.

- HoldingCo may be treated as an issuer subject to the reporting requirements of the Exchange Act for purposes of the Securities Act Rule 174(b) exemption from the prospectus delivery requirements of Securities Act Section 4(a)(3).

These positions are based on the representations made to the Division in your letter. Different facts or conditions might require different conclusions.

Sincerely,

Evan S. Jacobson
Special Counsel


U.S. SECURITIES AND EXCHANGE COMMISSION
MCMXXXIV

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

October 15, 2014

**Mail Stop 4561**

Sonny Allison
Perkins Coie
1900 Sixteenth Street, Suite 1400
Denver, CO 80202-5255

**Re: Rocky Mountain Chocolate Factory, Inc.**

Dear Mr. Allison:

In regard to your letter of September 17, 2014, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Jonathan A. Ingram
Deputy Chief Counsel

PERKINSCOIE

1900 Sixteenth Street
Suite 1400
Denver, CO 80202-5255

+1.303.291.2300
+1.303.291.2400
perkinscoie.com

September 17, 2014

*VIA ELECTRONIC MAIL*

Office of the Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

***Re:*** ***Proposed Reorganization of Rocky Mountain Chocolate Factory, Inc. (Filer No. 000-14749); Securities Act of 1933 - Section 4(a)(3), Forms S-3, S-4 and S-8 and Rules 144, 174 and 414; Securities Exchange Act of 1934 - Schedule 14A, and Rules 12g-3 and 12b-2***

Ladies and Gentlemen:

Rocky Mountain Chocolate Factory, Inc., a Colorado corporation (the "Company"), is considering undertaking a reorganization (the " Reorganization") in which (i) the Company formed a new wholly-owned Delaware corporate direct subsidiary named Rocky Mountain Brands, Inc. ("HoldingCo"), (ii) HoldingCo formed a new wholly-owned Colorado corporate direct subsidiary named RKB Merger Corp. ("MergerCo"), and (iii) the Company would merge (the "Merger") with its new, indirect, wholly-owned subsidiary, MergerCo, with the Company as the surviving company (the "Surviving Company"), thereby making the Company a direct wholly-owned subsidiary of HoldingCo. As a result of the Reorganization, each holder of shares of the common stock of the Company, par value $0.03 per share ("Company Common Stock"), would become a holder of an identical number of shares of common stock of HoldingCo, par value $0.001 per share ("HoldingCo Common Stock"), including a HoldingCo Preferred Stock Purchase Right (as defined below).

At the time the Merger of the Company with MergerCo becomes effective (the "Effective Time"), HoldingCo will, in effect, replace the Company as the publicly held corporation. HoldingCo and its subsidiaries would conduct all of the operations currently conducted by the Company and its subsidiaries and the consolidated assets, liabilities, operations and financial condition of HoldingCo immediately after the Reorganization would be the same as those of the Company immediately prior to the Reorganization. HoldingCo will not be an operating company, but rather will hold the stock of the operating companies.

The Company is a product-based international franchisor, confectionery manufacturer and retail operator. The Company's revenues and profitability are derived principally from its franchised/licensed system of retail stores that feature chocolate, frozen yogurt, and other confectionery products. The Company also sells its candy in selected locations outside its system of retail stores and license the use of its brand with certain consumer products. The purpose of the Reorganization is to create a new holding company structure. Management of the Company believes that the Reorganization would align the Company's corporate structure with its business operations and facilitate potential future acquisitions of additional businesses and joint ventures (although the Company has no agreements, plans or understandings with respect to any such transaction).

The Company was originally incorporated in Colorado in 1982, well before the Company became a publicly held company. By virtue of incorporating HoldingCo in Delaware, the Reorganization will also effect the reincorporation of HoldingCo, as the successor public company, in Delaware. The reincorporation will afford the board of directors and management of HoldingCo, as the successor public company, the benefits of Delaware's well established principles of corporate governance and the greater predictability, flexibility and responsiveness of Delaware corporation law to corporate needs. The Company's management believes that Delaware is a more favorable environment for HoldingCo, as the successor public company, and its shareholders.

The Reorganization would be submitted to a vote of the shareholders of the Company at the Company's 2014 Annual Meeting of Shareholders (which the Company expects to hold in December 2014 or January 2015) and it is currently contemplated that, if approved, the Reorganization would become effective on or about March 1, 2015, unless otherwise determined by the board of directors of the Company. As a result of the Reorganization, the current shareholders of the Company will become stockholders of HoldingCo, owning the same number of shares of HoldingCo Common Stock as they had owned of Company Common Stock. HoldingCo would have the same board of directors and executive officers as the Company. HoldingCo would assume all of the Company's obligations under its existing equity plans.

A registration statement on Form S-4 covering the shares of HoldingCo Common Stock (including the HoldingCo Preferred Stock Purchase Rights) to be issued in the Reorganization will be filed with the Securities and Exchange Commission (the "Commission") by HoldingCo (the "Reorganization Registration Statement"). The prospectus of HoldingCo to be included in the Reorganization Registration Statement will also constitute a proxy statement of the Company with respect to the Reorganization (the "Reorganization Proxy Statement/Prospectus") pursuant to which proxies in favor of the Reorganization will be solicited by the Company pursuant to Section 14(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

On behalf of the Company, we hereby respectfully request that the Staff of the Division of Corporation Finance (the "Staff") of the Commission concur in certain opinions and conclusions set forth below under Section III. "Request" (beginning on page 7) that we have reached on the basis of prior letters issued by the Staff referenced in this letter with respect to the applicability to the Reorganization of certain provisions of the Securities Act of 1933, as amended (the "Securities Act"), and the Exchange Act, and the rules and forms promulgated under each. We also hereby request the Staff's confirmation that HoldingCo may rely on the Staff's concurrence to the same extent as the Company.

## I. THE COMPANY, HOLDINGCO AND MERGERCO

The Company was incorporated under the laws of the State of Colorado in 1982 and has been an Exchange Act registrant since 1995. The Company has filed all reports required to be filed under Section 13(a) of the Exchange Act.

The Company's authorized capital stock consists of 100,000,000 shares of Company Common Stock, of which 6,213,137 shares were issued and outstanding as of September 15, 2014. The Company Common Stock is listed on the NASDAQ Global Market and is registered pursuant to Section 12(b) of the Exchange Act. As of September 15, 2014, there were approximately 333 record holders of the Company Common Stock. Pursuant to the Amended and Restated Rights Agreement, dated May 19, 2009, between the Company and Computershare Trust Company, N.A. (the "Company Rights Plan"), the Company has also issued rights to purchase the Company's Series A Junior Participating Preferred Stock, par value

$0.10 per share, upon the occurrence of certain events specified in the Company Rights Plan (the "Company Preferred Stock Purchase Rights"). The Company Preferred Stock Purchase Rights are listed on the NASDAQ Global Market, are registered under Section 12(b) of the Exchange Act, and one Company Preferred Stock Purchase Rights is attached to each share of Company Common Stock. As of September 15, 2014, there were approximately 333 record holders of the Company Preferred Stock Purchase Rights. The Company has authorized 250,000 shares of preferred stock, par value $0.10 per share, none of which is outstanding on the date hereof.

The Company maintains and sponsors stock-based compensation plans, including the Rocky Mountain Chocolate Factory, Inc. 2007 Equity Incentive Plan (As Amended and Restated), the Rocky Mountain Chocolate Factory, Inc. 2004 Stock Option Plan and the Rocky Mountain Chocolate Factory, Inc. 401(k) Plan (collectively, the "Stock-Based Benefit Plans"). The securities to be offered under each of the Stock-Based Benefit Plans are registered on currently effective registration statements on Form S-8 (Registration Nos. 333-191729, 333-145986, 333-119107 and 33-79342) (the "Stock-Based Benefit Plan Registration Statements").

The Company does not have any effective registration statements on Form S-3 on file with the Commission. The Company's registration statement on Form S-1 on file with the Commission was in connection with the Company's public equity offering in 1995. The Company does not have any outstanding debt securities or obligations registered under the Exchange Act.

The Company Common Stock is the only class of the Company's securities outstanding (other than stock options to purchase Company Common Stock that has been issued under the Stock-Based Benefit Plans). The Company has reporting obligations under the Exchange Act for the Company Common Stock and the Company Preferred Stock Purchase Rights.

To facilitate the Reorganization, the Company will form HoldingCo as a wholly-owned subsidiary of the Company and MergerCo as a wholly-owned subsidiary of HoldingCo. Prior to the Reorganization, neither HoldingCo nor MergerCo will have any assets or liabilities other than those nominal assets and liabilities relating to their formation and their participation in the Reorganization, nor will either HoldingCo nor MergerCo engage in any business activities other than those related to their participation in the Reorganization.

## II. THE REORGANIZATION

### A. The Reorganization; Effect of the Reorganization

The Reorganization is to be effected pursuant to the following steps: (i) the Company formed HoldingCo as a new, wholly-owned, direct subsidiary, incorporated in Delaware, (ii) HoldingCo formed MergerCo as a new, wholly-owned direct subsidiary, incorporated in Colorado, (iii) the Company, HoldingCo and MergerCo will enter into an Agreement and Plan of Merger (the "Reorganization Agreement"), which will be approved by their respective boards of directors and by the Company and HoldingCo as the sole stockholder and shareholder, respectively, of HoldingCo and MergerCo, and (iv) following adoption of the Reorganization Agreement and approval of the Merger by the shareholders of the Company, the Company will merge with MergerCo pursuant to Section 7-111-101 of the Colorado Business Corporation Act (the "CBCA"), with the Company being the Surviving Company. The result of the Reorganization will be that the Company will become a direct wholly-owned subsidiary of HoldingCo.

## B. Conditions

The Reorganization Agreement will provide that consummation of the Reorganization is conditioned upon:

- the declaration by the Commission of the effectiveness of the Reorganization Registration Statement and the absence of any stop order in respect of the Reorganization Registration Statement or proceeding seeking a stop order by the Commission;
- the adoption of the Reorganization Agreement and approval of the Merger by the shareholders of the Company, as required by the CBCA, at a meeting of the Company's shareholders;
- the approval by the NASDAQ Stock Market ("NASDAQ") of the listing of the HoldingCo Common Stock to be issued or reserved for issuance in connection with the Reorganization;[1] and
- the receipt by the Company and HoldingCo, in form and substance satisfactory to them, of an opinion of tax counsel with respect to the material U.S. federal income tax consequences of the Reorganization.

## C. Conversion of Shares

The Reorganization Agreement will provide that, automatically at the Effective Time:

(i) each share of Company Common Stock outstanding will automatically be converted into one share of HoldingCo Common Stock (appraisal rights are not available under the CBCA in connection with the Reorganization), and each such share of HoldingCo Common Stock shall, subject to the prior execution and delivery of a Rights Agreement between HoldingCo and Computershare Trust Company, N.A. by the parties thereto and the terms and conditions set forth therein, be accompanied by the right to purchase shares of HoldingCo's Series A Junior Participating Preferred Stock (the "HoldingCo Preferred Stock Purchase Rights"), which rights shall be substantially identical to the Company Preferred Stock Purchase Rights;

(ii) the MergerCo common stock held by HoldingCo will automatically be converted into, and thereafter represent, 100% of the common stock of the Surviving Company; and

(iii) each share of HoldingCo Common Stock held by the Company (and associated Company Preferred Stock Purchase Rights) will, by virtue of the Reorganization and without any action of the Company, be cancelled and no consideration will be delivered in respect thereof.

At the Effective Time, the Stock-Based Benefit Plans will be assumed by HoldingCo pursuant to resolutions of the Company's board of directors and HoldingCo's board of directors. Following such assumption of the Stock-Based Benefit Plans, HoldingCo Common Stock will be issued upon the exercise of any options, the vesting and settlement of any restricted stock units or the payment of any other stock-based awards and otherwise to reflect appropriately the substitution of HoldingCo Common Stock for Company Common Stock. HoldingCo and the Company will execute and deliver such documents, and make such amendments to the Stock-Based Benefit Plans, as necessary or appropriate to effect the assumption of the Stock-Based Benefit Plans by HoldingCo. The amendments, however, will not materially alter any of the benefits accruing to participants under the Stock-Based Benefit Plans.

---

[1] In connection with the Reorganization, the Company intends to notify NASDAQ that a Substitution Listing Event will occur and to pay the required Substitution Listing Fee in respect of the HoldingCo Common Stock.

The Company does not currently have any effective registration statements on Form S-3, therefore, HoldingCo will not assume any registration statements on Form S-3 in connection with the Reorganization.

**D. Effect of Reorganization**

At the Effective Time, the separate existence of MergerCo will cease, the Company will continue as the Surviving Company of the Merger and will possess all the rights, privileges, powers and franchises of a public and private nature, and be subject to all the restrictions, disabilities and duties, of each of MergerCo and the Company, and all debts, liabilities and duties of MergerCo and the Company, respectively, will thenceforth attach to the Company as the Surviving Company, and may be enforced against it to the same extent as if said debts, liabilities and duties had been incurred or contracted by it, all as provided under Sections 7-111-106 and 7-90-204 of the CBCA.

Generally, for U.S. federal income tax purposes, no gain or loss will be recognized by shareholders of the Company upon the conversion of Company Common Stock into HoldingCo Common Stock pursuant to the Merger.

**E. Certificate of Incorporation and Bylaws: Capital Stock**

The amended and restated certificate of incorporation and bylaws of HoldingCo will contain provisions that provide substantially the same rights and protections for HoldingCo's stockholders and creditors as those they currently have under the Company's articles of incorporation and amended and restated bylaws. However, due to the differences between the CBCA and Delaware law, the Reorganization will effect some changes in the rights of the Company's shareholders. The comparative differences between the CBCA and Delaware law and the charter documents of the Company and HoldingCo will be summarized in the Reorganization Registration Statement. The HoldingCo Common Stock will trade on the NASDAQ Global Market, as does the Company Common Stock currently, under the name "Rocky Mountain Brands, Inc." and a new trading symbol to be determined by the Company prior to the filing of the Reorganization Registration Statement.

**F. Directors and Executive Officers of HoldingCo; Committees of the HoldingCo Board**

It is contemplated that at the Effective Time the HoldingCo board of directors (the "HoldingCo Board") will consist of the same individuals who constitute the board of directors of the Company (the "Company Board") immediately before the Effective Time, with their respective terms as directors of HoldingCo expiring when their respective terms as directors of the Company would have expired. The HoldingCo Board will establish the same committees as the Company Board, and each committee of the HoldingCo Board will be composed of the same directors as the corresponding committee of the Company Board. Each committee of the HoldingCo Board will have a charter that is substantially identical to the charter of the corresponding committee of the Company Board prior to the Effective Time. The individuals who are executive officers of the Company immediately before the Effective Time will be the only executive officers of HoldingCo immediately following the Effective Time, holding corresponding offices. In particular, the chief executive officer of the Company will continue as the chief executive officer of HoldingCo.

## G. Business of HoldingCo; Federal Securities Laws Applicable to HoldingCo

From its inception and prior to the Reorganization, HoldingCo has not, and will not, conduct any business and has not had, and will not have, any assets, liabilities or operations other than those nominal assets, liabilities and operations related to its formation and participation in the Reorganization. The Company will continue to engage in its present business as a continuing corporation, and all of its contractual, employment and other business relationships will generally continue unaffected by the Reorganization, except that after the Effective Time, certain of its executive management team and certain corporate-level employees will become employees of HoldingCo.

The consolidated assets and liabilities of HoldingCo and its subsidiaries immediately following the Effective Time will be the same as the consolidated assets and liabilities of the Company and its subsidiaries immediately before the Effective Time. EKS&H LLLP, the Company's independent registered public accounting firm, will serve as the independent auditors of HoldingCo and its subsidiaries after the Effective Time.

Following the Reorganization, HoldingCo will continue to file annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K under the Exchange Act. In addition, HoldingCo will be required to file proxy and information statements under the Exchange Act. Finally, HoldingCo will continue to be subject to the corporate governance requirements of NASDAQ, the Sarbanes-Oxley Act of 2002 and the Dodd-Frank Wall Street Reform and Consumer Protection Act.

# III. REQUEST

On behalf of the Company, we hereby respectfully request that the Staff concur in each of the following conclusions and opinions, which are discussed more fully below, and that the Staff confirm that HoldingCo may rely on the Staff's concurrence in such conclusions and opinions to the same extent as the Company:

A. *Rules 12g-3(a) and 12b-2.* The Merger and Reorganization constitutes a "succession" for purposes of Rule 12g-3(a) under the Exchange Act, and the HoldingCo Common Stock and associated HoldingCo Preferred Stock Purchase Rights will be deemed to be registered under Section 12(b) of the Exchange Act by operation of Rule 12g-3(a) upon the filing of the Current Report on Form 8-K containing the requisite statements on which reliance on Rule 12g-3(a) is conditioned.

B. *Rule 414.* After the Effective Time, HoldingCo will constitute a "successor issuer" of the Company for purposes of Rule 414 under the Securities Act ("Rule 414") and, upon the filing of post-effective amendments thereto expressly adopting such Stock-Based Benefit Plan Registration Statements as its own, to permit HoldingCo to continue offerings registered thereby as contemplated by Rule 414.

C. *Forms S-3, S-4 and S-8.* After the Effective Time, HoldingCo may, as the successor registrant to the Company, take into account the reporting history of the Company in determining whether (a) HoldingCo meets the eligibility requirements for use of Form S-3, (b) HoldingCo "meets the requirements for use of Form S-3," as such phrase is used in the General Instructions to Form S-4 under the Securities Act, and (c) HoldingCo "satisfies the registrant requirements for use of Form S-3," as such phrase is used in the General Instructions to Form S-8 under the Securities Act.

D. *Rule 144(c)(1) and (e).* The Company's prior reports and the average weekly trading volume in the Company Common Stock may be taken into account in determining HoldingCo's compliance with the current public information requirements of Rule 144(c)(1) under the Securities Act and the volume limitations under Rule 144(e) under the Securities Act.

E. *Item 10 of Schedule 14A.* Actions taken with respect to the assumption by HoldingCo of the obligations of the Company under the Stock-Based Benefit Plans do not constitute actions that require disclosure of information under Item 10 of Schedule 14A of Regulation 14A promulgated under the Exchange Act.

F. *Financial and Other Requirements of Form S-4 and Item 14 of Schedule 14A.* Certain information required by Form S-4 may be omitted from the Reorganization Proxy Statement/Prospectus to the extent such information is not required to be provided under Item 14 of Schedule 14A pursuant to Instruction 4 to Item 14 of Schedule 14A.

G. *Section 4(a)(3) and Rule 174.* HoldingCo may be treated as an issuer subject to the reporting requirements of the Exchange Act for purposes of the Securities Act Rule 174(b) exemption from the prospectus delivery requirements of Section 4(a)(3) of the Securities Act.

We note that the Staff has granted relief similar to that requested in this letter in several comparable circumstances, including reorganization transactions similar to the Reorganization. *See generally Oshkosh Corp.* (available June 30, 2014), *Genworth Financial, Inc.* (available March 27, 2013), *ADA-ES, Inc.* (available March 15, 2012), *MGP Ingredients, Inc.* (available October 11, 2011), *Interactive Intelligence, Inc.* (available April 27, 2011), *HCA, Inc.* (available November 22, 2010), *GrafTech International Ltd.* (available November 4, 2010), *The Dress Barn, Inc.* (available August 13, 2010), *GulfMark Offshore, Inc.* (available January 11, 2010), *MF Global* Ltd. (available December 15, 2009), *Tim Hortons Inc.* (available September 9, 2009), *Weatherford International Ltd.* (available January 14, 2009), *Willbros Group, Inc.* (available February 27, 2009), *Pediatrix Medical Group, Inc.* (available December 22, 2008), *Otter Tail Corporation* (available December 19, 2008), *Mentor Corporation* (available September 26, 2008), *Dollar Tree Stores, Inc.*, (available February 20, 2008), *InterDigital Communications Corporation* (available June 25, 2007), *Mercer International, Inc.* (available December 12, 2005) and *Adolph Coors Company* (available August 25, 2003).

## IV. DISCUSSION

### A. Rules 12g-3(a) and 12b-2

Rule 12g-3(a) under the Exchange Act provides that, where in connection with a succession by merger, securities of an issuer that are not already registered under Section 12 of the Exchange Act (such as the HoldingCo Common Stock) are issued to holders of any class of securities of another issuer that are already registered under Section 12(b) or 12(g) (such as the Company Common Stock), then the unregistered securities shall be deemed to be registered under the same paragraph of Section 12 of the Exchange Act, subject to certain enumerated exceptions (none of which is applicable to HoldingCo or the Reorganization). In such a case, Rule 12g-3(f) requires the issuer of the stock deemed registered under Rule 12g-3(a) to indicate in the Current Report on Form 8-K filed in connection with the succession the paragraph of Section 12 under which the class of securities of the successor issuer is deemed issued. HoldingCo intends to file such Current Report on Form 8-K promptly following the Effective Time. In addition, a Form 25 will be filed to delist the Company Common Stock and the Company Preferred Stock Purchase Rights from trading on the NASDAQ Global Market and a Form 15 will be filed to terminate registration of Company Common Stock and the Company Preferred Stock Purchase Rights under the Exchange Act. It is our opinion that the change of the state of incorporation to Delaware (as opposed to Colorado) as a result of the Reorganization will not materially affect the rights of the Company's shareholders and should not impact the relief requested with respect to Rule 12g-3(a).

A "succession" is defined in Rule 12b-2 as the direct acquisition of the assets comprising a going business, whether by merger, consolidation, purchase or other direct transfer. While HoldingCo's acquisition by way of the Reorganization will not be direct, the consolidated assets and liabilities of HoldingCo immediately after the Reorganization will be the same as those of the Company immediately before the Reorganization. Similarly, the shareholders of the Company immediately before the Reorganization will be the stockholders of HoldingCo immediately after the Reorganization. Based on our review of the no-action letters listed below, it is our opinion that the definition of succession and the Staff's interpretation thereof is broad enough to permit reliance on Rule 12g-3 under circumstances similar to those present in the Reorganization. *See, e.g., Oshkosh Corp., supra, ADA-ES, Inc., supra, MGP Ingredients, Inc., supra, Interactive Intelligence, Inc., supra, HCA, Inc., supra, GrafTech International Ltd., supra, The Dress Barn, Inc., supra, Willbros Group, Inc., supra, Pediatrix Medical Group, Inc., supra, Otter Tail Corporation, supra, Mentor Corporation, supra, Dollar Tree Stores, Inc., supra,* and *InterDigital Communications Corporation, supra.*

On the basis of the foregoing, we respectfully request that the Staff concur in our opinion that the Merger and Reorganization constitute a "succession" for purposes of Rule 12g-3(a) and that, therefore, the HoldingCo Common Stock and the associated HoldingCo Preferred Stock Purchase Rights will be deemed registered under Section 12(b) of the Exchange Act.

**B. Registration Statements and Rule 414**

Rule 414, promulgated under Regulation C of the Securities Act, provides that, if an issuer has been succeeded by another issuer for the purposes of changing its form of organization, a registration statement of the predecessor issuer will be deemed to be the registration statement of the successor issuer for the purpose of continuing the offering covered by such registration statement, provided that the conditions enumerated in Rule 414 are satisfied. We believe that each of the Stock-Based Benefit Plan Registration Statements relating to the offering, sale and delivery of shares of Company Common Stock pursuant to the Stock-Based Benefit Plans should be deemed to be the registration statement of HoldingCo as the "successor issuer for the purpose of continuing the respective offering," because the Reorganization will have the effect of changing the Company's "form of organization" and substantially meets all the other conditions enumerated in Rule 414.

The conditions enumerated in Rule 414 will be satisfied by the terms and conditions of the Reorganization, except for the technical satisfaction of paragraph (b), which requires that the successor issuer acquire all of the assets and assume all of the liabilities and obligations of the predecessor issuer. HoldingCo will not directly acquire any of the assets or assume any of the liabilities of the Company, except that HoldingCo will assume the Company's obligations under the Stock-Based Benefit Plans (because they involve the issuance of equity securities). All other assets and liabilities will remain with the Company immediately following the Merger. In keeping with the spirit of Rule 414, HoldingCo will indirectly have the benefit of such assets and will effectively be subject to such liabilities and obligations by reason of its ownership of all of the stock of the Company. Upon the effectiveness of the Reorganization, the assets, liabilities and stockholders' equity of HoldingCo, on a consolidated basis, will be the same as those of the Company immediately prior to the Reorganization. We believe that this technicality relating to paragraph (b) is not material and should not affect the applicability of Rule 414. More importantly, HoldingCo will file post-effective amendments to the Stock-Based Benefit Plan Registration Statements adopting the Stock-Based Benefit Plan Registration Statements as its own registration statements for all purposes of the Securities Act and the Exchange Act and setting forth any additional information necessary to reflect any material changes made in connection with or resulting from the succession or necessary to keep the Stock-Based Benefit Plan Registration Statements from being misleading in any material respect, as contemplated by Rule 414(d).

For these reasons, it is our opinion that the Stock-Based Benefit Plan Registration Statements of the Company should be deemed to be the corresponding registration statements of HoldingCo as the successor issuer for the purpose of continuing the offerings for purposes of Rule 414, and that HoldingCo may file post-effective amendments to those registration statements as contemplated by Rule 414. We note that the Staff has concurred in similar circumstances with respect to Rule 414. *See, e.g., Oshkosh Corp., supra, Genworth Financial, Inc., supra, ADA-ES, Inc., supra, MGP Ingredients, Inc., supra, Interactive Intelligence, Inc., supra, HCA, Inc., supra, GrafTech International Ltd., supra, The Dress Barn, Inc., supra, Pediatrix Medical Group, Inc., supra,* and *Dollar Tree Stores, Inc., supra.*

**C. Forms S-3, S-4 and S-8**

General Instruction I.A.7.(a) to Form S-3 under the Securities Act provides that a successor registrant shall be deemed to have met the conditions for eligibility to use Form S-3 set forth in General Instructions I.A.1., 2., 3. and 5. of Form S-3 if its predecessor and it, taken together, do so, provided that the succession was primarily for the purpose of changing the state of incorporation of the predecessor or forming a holding company and that the assets and liabilities of the successor at the time of succession were substantially the same as those of the predecessor.

A holding company will be formed in connection with the Reorganization and the state of incorporation will change. Consistent with prior no-action letters, the fact that the succession involved both a holding company formation and a reincorporation merger should not affect the analysis. *See, e.g., ADA-ES, Inc., supra, The Dress Barn, Inc., supra, Oncothyreon Inc.* (available January 31, 2008), *Payless ShoeSource, Inc.* (available April 20, 1998), *Quality Food Centers, Inc.* (available August 26, 1997) and *National Securities Corporation* (available February 6, 1997).

Pursuant to the Reorganization, HoldingCo's consolidated assets and liabilities will be the same as the consolidated assets and liabilities of the Company before the Reorganization. Upon consummation of the Reorganization, HoldingCo will have the same consolidated financial position and total enterprise value as the Company prior to the Reorganization. In addition, the executive management of HoldingCo following the Reorganization will be the same as the executive management of the Company immediately prior to the Reorganization. In the absence of any economic and substantive consequence, we believe that, following the Reorganization, HoldingCo should be deemed to be a successor registrant and should be able to include the prior activities of the Company in determining whether the requirements as to the use of Form S-3 have been met by HoldingCo, in determining whether HoldingCo "meets the requirements for use of Form S-3," as such phrase is used in the General Instructions of Form S-4 under the Securities Act and "satisfies the registrant requirements for use of S-3," as such phrase is used in the General Instructions of Form S-8. Such a determination would be consistent with relief granted by the Staff in similar circumstances. *See, e.g., Oshkosh Corp., supra, Genworth Financial, Inc., supra, ADA-ES, Inc., supra, MGP Ingredients, Inc., supra, Interactive Intelligence, Inc., supra, HCA, Inc., supra, GrafTech International Ltd., supra, The Dress Barn, Inc., supra, Pediatrix Medical Group, Inc., supra,* and *Dollar Tree Stores, Inc., supra.*

Accordingly, we respectfully request that the Staff concur in our opinion that after the Effective Time, HoldingCo may, as the successor registrant to the Company, take into account the reporting history of the Company in determining whether (a) HoldingCo meets the eligibility requirements for use of Form S-3, (b) HoldingCo "meets the requirements for use of Form S-3," as such phrase is used in the General Instructions to Form S-4 under the Securities Act, and (c) HoldingCo "satisfies the registrant requirements for use of Form S-3," as such phrase is used in the General Instructions to Form S-8 under the Securities Act.

## D. Rule 144(c)(1) and (e)

We recognize that affiliates of HoldingCo who desire to sell HoldingCo Common Stock, absent registration under the Securities Act, must sell those shares pursuant to Rule 144 under the Securities Act or some other applicable exemption. Rule 144(c) under the Securities Act requires that, in order for sales of securities to be made in reliance on the "safe harbor" provided by Rule 144, there must be made available "adequate current public information" with respect to the issuer for purposes of such Rule. Pursuant to Rule 144(c)(1), this requirement will be deemed to be satisfied where the issuer (i) has securities registered pursuant to Section 12 of the Exchange Act, (ii) has been subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act for a period of at least 90 days immediately preceding the sale of the securities, (iii) has filed all of the reports required to be filed by it under Section 13 of the Exchange Act for the 12 months preceding such sale (or for such shorter period that it was required to file such reports) and (iv) has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted by it under the Exchange Act for the 12 months preceding such sale (or for such shorter period that the issuer was required to submit and post such files).

The purpose of Rule 144(c)(1), like the reporting requirements for Form S-3, is to ensure that adequate, detailed information about the registrant and its securities is available for public inspection. Although a literal application of Rule 144(c)(1) would prevent affiliates of HoldingCo from utilizing Rule 144 during the first 90 days after the Effective Time, we believe that the prior activities of the Company may be taken into account for purposes of determining whether HoldingCo satisfies the Rule 144(c)(1) eligibility requirements. In this instance, the information to be furnished to the public concerning HoldingCo would be adequate and current. The Company has been a reporting company under the Exchange Act for many years. All reports required to be filed by the Company under the Exchange Act have been timely filed or will be timely filed prior to the Reorganization, including a Current Report on Form 8-K with respect to the Company's completion of the Reorganization.

Similarly, HoldingCo will be subject to the reporting requirements of Section 13 of the Exchange Act following the Reorganization. Each Interactive Data File required to be submitted and posted by the Company pursuant to Rule 405 of Regulation S-T also has been or will be timely submitted electronically and posted on the Company's corporate website prior to the Reorganization. Immediately following the Reorganization, HoldingCo will have the same consolidated assets, liabilities, businesses, management and operations as the Company prior to the Reorganization. Therefore, we conclude that strict compliance with the 90-day waiting period is not necessary to effectuate the purpose of the rule in light of the comprehensive disclosures in prior Exchange Act reports, the continuing reporting that will be made by HoldingCo and the continuing submission and posting of Interactive Data Files that will be made by HoldingCo. Based on the foregoing, we are of the opinion that, for purposes of Rule 144, HoldingCo may include the Company's reporting history and status prior to the Reorganization in determining whether HoldingCo has complied with the public information requirements of Rule 144(c)(1) and thus, HoldingCo should be deemed to have complied with the public information requirements of Rule 144(c)(1) immediately after the Reorganization if the Company has complied with the requirements of the Rule until the Effective Time. The Staff has taken similar positions in the context of comparable transactions. *See, e.g., Oshkosh Corp., supra, Genworth Financial, Inc., supra, ADA-ES, Inc., supra, MGP Ingredients, Inc., supra, Interactive Intelligence, Inc., supra, HCA, Inc., supra, GrafTech International Ltd., supra, The Dress Barn, Inc., supra, Pediatrix Medical Group, Inc., supra, Mentor Corporation*, supra, *Otter Tail Corporation, supra*, and *Dollar Tree Stores, Inc., supra.*

In addition, because the same number of shares of HoldingCo Common Stock will be outstanding immediately after the Reorganization as the number of shares of Company Common Stock immediately prior to the Reorganization, and because the HoldingCo Common Stock will represent an investment that is substantially the same as the investment in Company Common Stock for the reasons discussed above, it is our opinion that, for purposes of Rule 144, the most recent report or statement published by the Company prior to the Reorganization and the average weekly trading volume of Company Common Stock during the time periods specified by Rule 144(e)(1) occurring immediately prior to the Reorganization may be taken into account by holders of HoldingCo Common Stock in determining the applicable limitation on the amount of HoldingCo Common Stock that may be sold in compliance with Rule 144(e)(l). The Staff has taken similar positions in the context of comparable transactions as noted in the no-action letters listed above.

Based on the foregoing, we respectfully request that the Staff concur in our opinion that the Company's reporting history under the Exchange Act prior to the Reorganization may be taken into account in determining whether HoldingCo has complied with the current public information requirements of Rule 144(c)(l) and the average weekly trading volume in Company Common Stock during the time periods specified in Rule 144(e)(l) may be taken into account in determining the limitation on the amount of HoldingCo Common Stock that may be sold pursuant to Rule 144(e).

**E. Item 10 of Schedule 14A**

In the Reorganization, HoldingCo will assume and continue the Stock-Based Benefit Plans without any modification and each outstanding option or other stock-based award will be converted into an option or stock-based award with respect to the same number of shares of HoldingCo Common Stock, with the same terms, rights and conditions as the corresponding Company option or stock-based award. The assumption by HoldingCo of the rights and obligations of the Company under the Stock-Based Benefit Plans is simply a conversion of existing rights to a new successor issuer and does not constitute or require "actions" that would trigger a need to disclose information about the Stock-Based Benefit Plans under Item 10 of Schedule 14A.

The assumption by HoldingCo of the obligations of the Company under the Stock-Based Benefit Plans will not constitute the approval of a new compensation plan under which equity securities of HoldingCo will be authorized for issuance or the amendment or modification of an existing plan as there has been no change to the Stock-Based Benefit Plans but simply a conversion of existing rights and an assumption and continuation of existing plans without amendment of modification. Disclosure of information under Item 10 of Schedule 14A of the Exchange Act in connection with the Reorganization would not provide any meaningful disclosure, as it is the same both before and after the Reorganization and it would, therefore, be unnecessary to include such information in the Reorganization Registration Statement on Form S-4 for the Company's shareholders to make an informed decision relating to the Reorganization. Accordingly, we are of the opinion that the actions to be taken with respect to the assumption by HoldingCo of the obligations of the Company under the Stock-Based Benefit Plans do not constitute actions that require the disclosure of information under Item 10 of Schedule 14A of the Exchange Act.

The Staff has taken similar positions with respect to Item 10 in the context of transactions similar to the Reorganization. *See, e.g., ADA-ES, Inc., supra, The Dress Barn, Inc., supra, Weatherford International Ltd., supra,* and *Mercer International Inc., supra.* We note that the Reorganization Registration Statement will include information on the effects of the Reorganization on the Stock-Based Benefit Plans so that existing shareholders will be fully aware that there will be no amendments or modifications to such plans that will result from the Reorganization.

Based upon the foregoing, we respectfully request that the Staff concur in our opinion that the actions to be taken with respect to the assumption by HoldingCo of the obligations of the Company under the Stock Based Benefit Plans do not constitute actions that require the disclosure of information under Item 10 of Schedule 14A of the Exchange Act.

**F. Financial and Other Requirements of Form S-4 and Item 14 of Schedule 14A.**

As noted above, the Reorganization Proxy Statement/Prospectus will be filed by HoldingCo under cover of the Reorganization Registration Statement on Form S-4. Item 3(d), (e) and (f) and Item 5 of Form S-4 require that a prospectus filed as part of a Registration Statement on Form S-4 include the following disclosures: (a) the selected financial data required by Item 301 of Regulation S-K; (b) the selected financial data required by Item 301 of Regulation S-K prepared on a pro forma basis; (c) the book value per share on a historical and pro forma basis as of the date the selected financial data is presented, and cash dividends and income (loss) per share on an historical and pro forma basis for the periods for which selected financial data is presented; and (d) the pro forma financial information required by Article 11 of Regulation S-X. In addition, Subparts B and C of Part I of Form S-4 require certain historical and other information with respect to the registrant and the company being acquired.

The Staff has previously taken the position that an issuer engaged in the creation of a holding company may omit from its proxy statement/prospectus filed as part of its registration statement on Form S-4 such information as may be omitted pursuant to Instruction 4 to Item 14 of Schedule 14A under the Exchange Act. Item 14 of Schedule 14A requires a registrant engaged in a merger, consolidation, acquisition or similar matter to furnish, among other things, the same information as that required by Item 3(d), (e) and (f), Item 5 and Subparts B and C of Part I (Items 10 through 17) of Form S-4. Instruction 4 to Schedule 14A, however, states that information called for by Items 14(b)(8) through 14(b)(11) and Item 14(c) is not required to be provided for a plan of merger that involves "only the acquiring company and one or more of its totally held subsidiaries and does not involve a liquidation or spin-off."

In this regard, immediately prior to the Reorganization, HoldingCo will be a wholly-owned subsidiary of the Company and MergerCo will be an indirect, wholly-owned subsidiary of the Company and no liquidation or spinoff will occur as a result of the Reorganization. The consolidated assets, liabilities, business and operations of HoldingCo and its subsidiaries immediately after the effective time of the Reorganization will be the same as the consolidated assets, liabilities, business and operations of the Company and its subsidiaries immediately prior to such effective time. Information relating to the Company but omitted from the Reorganization Registration Statement on Form S-4 will be contained or incorporated by reference in the Reorganization Registration Statement. HoldingCo and MergerCo will be formed specifically to effect the Reorganization and will have no assets, liabilities or operations other than those nominal assets, liabilities and operations related to their formation and participation in the Reorganization. As a result, a presentation of the selected financial data and the selected financial data on a pro forma basis for the Reorganization, as prescribed by Item 301 of Regulation S-K, the book value per share, cash dividends and income (loss) per share on a historical and pro forma basis for the Reorganization and the pro-forma financial information with respect to the Reorganization required by Subparts B and C of Part I of Form S-4, would not provide any meaningful disclosure as it is the same both before and after the Reorganization and it would, therefore, be unnecessary to include such information in the Reorganization Registration Statement on Form S-4 for the Company's shareholders to make an informed decision relating to the Reorganization. All information necessary for the evaluation of the Reorganization by the shareholders of the Company will be presented in the Reorganization Proxy Statement/Prospectus and such disclosure will be in compliance with the general disclosure requirements of Form S-4 and Schedule 14A. We are of the view that the incorporation of the company that will ultimately be owned by the Company's shareholders in Delaware (as opposed to Colorado) should not preclude the application of the foregoing. *See, e.g., The Dress Barn, Inc., supra, and Mercer International Inc., supra.*

Accordingly, we respectfully request that the Staff concur in our opinion that the Company and HoldingCo may omit from the Reorganization Proxy Statement/Prospectus such information as may be omitted pursuant to Instruction 4 of Item 14 of Schedule 14A under the Exchange Act. The Staff has taken similar positions with respect to the required contents of a Form S-4 in contexts similar to the Reorganization. *See, e.g., ADA-ES, Inc., supra, The Dress Barn, Inc., supra, and Mercer International Inc., supra.*

**G. Section 4(a)(3) Prospectus Delivery Requirements**

Under Rule 174(b), a dealer need not deliver a prospectus if the issuer is an Exchange Act reporting company. HoldingCo will have the same consolidated assets, liabilities, business and operations as the Company immediately before the Effective Time and will be the successor to the Company. The Company has been a reporting company under the Exchange Act since 1985, and HoldingCo, as the successor to the Company, will assume the Company's reporting status after the Effective Time. The Staff has previously taken the position that the successor in transactions similar to the Reorganization is deemed an Exchange Act reporting company and dealers of the successor's securities may rely on Rule 174(b). *See, e.g. Oshkosh Corp, supra, ADA-ES, Inc., supra, Interactive Intelligence, Inc., supra, The Dress Barn, Inc., supra, Tim Hortons Inc., supra, Pediatrix Medical Group, Inc., supra, Mercer International Inc., supra,* and *Mentor Corporation, supra.*

Accordingly, we respectfully request that the Staff concur in our opinion that HoldingCo may be treated as an issuer subject to the reporting requirements of the Exchange Act for purposes of the Securities Act Rule 174(b) exemption from the prospectus delivery requirements of Section 4(a)(3) of the Securities Act.

## V. CONCLUSION

On behalf of the Company, we respectfully request the concurrence of the Staff in each of the conclusions and opinions listed above under the heading "Request." We also request that the Staff confirm that HoldingCo may rely on the Staff's concurrence in such conclusions and opinions to the same extent as the Company. Because the Company will not proceed with the Reorganization, including, without limitation, filing the Reorganization Registration Statement, until the outcome of this request is known, we hereby respectfully request that this matter be given expedited consideration by the Staff. If the Staff does not concur in any of our conclusions, opinions or any other matters discussed in this letter, we would appreciate an opportunity to discuss them with the Staff prior to any written response to this letter.

If you have any questions or you require additional information concerning this letter or any matter discussed herein, please contact the undersigned at (303) 291-2314.

Sincerely,

PERKINS COIE LLP

By: /s/ Sonny Allison